January 8, 2016

VIA EDGAR

Valerie J. Lithotomos

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Re:	Registration Statement on Form N-14 filed by Legg Mason Funds Trust

File No. 333-207712

Dear Ms. Lithotomos:

On behalf of Legg Mason Funds Trust (the “Fund”), please find the Fund’s Pre-Effective Amendment No. 2 (“Amendment No. 2”) to the above referenced Registration Statement on Form N-14 originally filed with the Securities and Exchange Commission (the “Commission”) on October 30, 2015, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”) (the “Proxy Statement/Prospectus”), filed with the Commission through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system.

In addition, we are providing the following responses to comments received by telephone from the staff of the Commission (the “Staff”) on December 7, 2015 and December 10, 2015, relating to the Proxy Statement/Prospectus. For convenience of reference, the comments of the Staff have been reproduced herein. Please note that all page numbers in our responses are references to the page numbers of Amendment No. 2. All capitalized terms used but not defined in this letter have the meanings given to them in Amendment No. 2.

General Comments

1.	Please confirm that stockholders of LMP Real Estate Income Fund Inc. (“RIT”) are not required to vote on a separate proposal to “open-end” RIT.

In response to the Staff’s comment, the Fund confirms that stockholders of RIT are not required to vote on a separate proposal to “open-end” RIT. Under RIT’s Articles of Incorporation, a merger of RIT is a separate and distinct corporate action from “open-ending” RIT. The Board of Directors of RIT has approved a merger of RIT with and into the Fund in accordance with the Maryland General Corporation Law and the Maryland Statutory Trust Act (the “Merger”). While the Fund notes that the Merger will ultimately result in the stockholders of RIT becoming shareholders of a new open-end fund, the corporate action proposed is a merger and not the open-ending of RIT. The inclusion of a separate proposal to open-end RIT would be an unnecessary and confusing step as RIT will no longer exist following the Merger. If both proposals were included and approved, RIT would first be open-ended, but then immediately merged out of existence. The Fund

1

believes that RIT stockholders have been given enough information to be fully aware that if they approve the Merger they will become shareholders of an open-end fund.

Question & Answer Comments

2.	Regarding the question relating to the comparison of ClearBridge Real Estate Opportunity Fund’s (“CRO”) investment objectives and policies to those of RIT on page 1, please explain the consequences to RIT stockholders of winding down the revolving credit agreement, if any.

In response to the Staff’s comment, the Fund has added the following disclosure on page 6:

“If the Merger is approved, RIT’s credit facility will be terminated prior to the completion of the Merger. RIT may be required to sell portfolio securities prior to the completion of the Merger that it otherwise would not have sold in order to repay borrowings under the credit facility. As a result, RIT may experience higher transaction costs and RIT stockholders may experience higher taxes when common stock (including fractional shares) of RIT (“RIT Shares”) are held in a taxable account.”

3.	Regarding the question relating to the differences between closed-end and open-end funds on page 2, please explain whether RIT stockholders would still receive Class O shares of CRO as a result of the redemption-in-kind provisions disclosed even if the Merger does not go forward.

In response to the Staff’s comment, the Fund respectfully submits that if the Merger is not approved, RIT stockholders will not receive Class O shares of CRO, nor any other security or other form of consideration from the Fund.

4.	Regarding the question relating to whether stockholders of RIT will pay any taxes as a result of the Merger on page 3, will there be a pre-merger sale of non-conforming securities, and if so, whether there will be any tax consequences for RIT stockholders?

In response to the Staff’s comment, the Fund has added the following disclosure on page 3:

“In addition, it is estimated RIT will experience portfolio turnover of approximately 48% as a result of repositioning the portfolio, with most of the turnover occurring prior to the Merger. As a result, RIT stockholders may experience higher taxes when their shares are held in a taxable account. In addition, CRO might be required to sell portfolio securities in order to meet potential redemptions, thereby resulting in the realization of gains (or losses) and potentially increasing taxable distributions to CRO shareholders. Long-term gains, net of any capital loss carry forward, of approximately $3,114,957 or $0.2723 per share are expected as a result of the portfolio turnover. The gains per share noted above assume the current level of net assets and shares outstanding of RIT. If CRO experiences redemptions of 50% of its assets subsequent to the Merger, the net gains per share from the portfolio turnover would be approximately $0.55 per share.”

5.	Regarding the question relating to who will pay for the merger on page 3, please complete the disclosure.

In response to the Staff’s comment, the Fund has revised the disclosure on page 3 to state, “The costs of the Merger, including legal, audit, and the preparation, printing, assembling and mailing of materials in connection with this solicitation of proxies, are estimated to be approximately $598,000. ~~and will be borne~~ LMPFA, or an affiliate thereof, will bear half the costs of the Merger, with the remaining costs borne by RIT.

6.	Regarding the question relating to what will happen if the Merger is not approved on page 4, please inform the Staff of what will happen to Legg Mason Funds Trust if the Merger is not approved.

In response to the Staff’s comment, the Fund respectfully submits that if the Merger is not approved, no immediate action will be taken with respect to the Fund. However, as noted on page 4, the Board of Directors of RIT may re-propose the Merger at a later date at which time the Fund would expect to offer its shares.

Proxy Statement/Prospectus Comments

7.	Since the Fund has not filed an N-1A, the Fund may not incorporate any disclosure from an N-1A into the N-14. Pursuant to Items 5(a) and 12 of Form N-14, please confirm the inclusion of Items 2-8, 9a, 9b, 10-13, 14-27 from Form N-1A. as well as all exhibits to Form N-1A.

In response to the Staff’s comment, the Fund respectfully notes that the Fund filed a registration statement on Form N-1A on December 21, 2015. In addition, the Fund respectfully submits that Amendment No. 2 is responsive to Items 5(a) and 12 of Form N-14, which cross-references several items under Form N-1A. Specifically:

●	disclosure relating to Item 2 of Form N-1A can be found in the section titled “Comparison of Investment Objectives, Strategies and Principal Risks of Investing in the Funds” on pages 5 through 6;

●	disclosure relating to Item 3 of Form N-1A can be found in the section titled “Fee Table and Expense Example” on pages 6 through 7;

●	disclosure relating to Item 4 of Form N-1A can be found in the section titled “Comparison of Investment Objectives, Strategies and Principal Risks of

Investing in the Funds” on pages 8 through 28 and “Risk/Return Bar Chart and Table” on page 56;

●	disclosure relating to Item 5 of Form N-1A can be found in the sections titled “Investment Manager”, “Subadviser” and “Investment Management Team of the Funds” on pages 48 through 50;

●	disclosure relating to Item 6 of Form N-1A can be found in the section titled “Comparison of Pricing, Purchase, Exchange and Sale of Fund Shares” on pages 28 through 32;

●	disclosure relating to Item 7 of Form N-1A can be found in the section titled “INFORMATION ABOUT THE MERGER” on pages 35 through 36;

●	disclosure relating to Item 8 of Form N-1A can be found in the section titled “Comparison of Pricing, Purchase, Exchange and Sale of Fund Shares” on page 32;

●	disclosure relating to Item 9(a) of Form N-1A can be found in the section titled “Comparison of Investment Objectives, Principal Investment Strategies and Principal Risks” on page 5 through 6;

●	disclosure relating to Item 9(b) of Form N-1A can be found in the sections titled “Comparison of Investment Objectives, Principal Investment Strategies and Principal Risks” on page 6 and “Comparison of Investment Objectives, Strategies and Principal Risks of Investing in the Funds” on pages 8 through 17;

●	disclosure relating to Item 10 of Form N-1A can be found in the section titled “Information about the Management of the Funds” on pages 50 through 52;

●	disclosure relating to Item 11(a),(b) and (c) of Form N-1A can be found in the sections titled “Comparison of Pricing, Purchase, Exchange and Sale of Fund Shares” on pages 28 through 32 and “Net Asset Value” on pages 68 through 69;

●	disclosure relating to Item 11(d) of Form N-1A can be found in the section titled “Distributions” on page 62 through 63;

●	disclosure relating to Item 11(e) of Form N-1A can be found in the section titled “Comparison of Pricing, Purchase, Exchange and Sale of Fund Shares” on pages 31 through 32;

●	disclosure relating to Item 11(f) of Form N-1A can be found in the section titled “Information About the Merger” on pages 35 through 36;

●	disclosure relating to Item 12(a) of Form N-1A can be found in the sections titled “Summary” on pages 6 through 7, “Comparison of Pricing, Purchase, Exchange and Sale of Fund Shares” on pages 28 and 30 and “Information About the Merger” on page 33;

●	disclosure relating to Item 12(b) of Form N-1A can be found in the section titled “Fee Table and Expense Example” on pages 6 through 7;

●	Item 13 of Form N-1A is not applicable because operations of CRO have not yet commenced;

●	disclosure relating to Item 14 of Form N-1A can be found on the cover page and in the section titled “TABLE OF CONTENTS” on page iii;

●	disclosure relating to Item 14 of Form N-1A can be found in the section titled “PROXY STATEMENT/PROSPECTUS” on page i;

●	disclosure relating to Item 16(a) of Form N-1A can be found in the section titled “Summary” on page 5;

●	disclosure of Item 16(b) and (c) of Form N-1A can be found in the sections titled “Comparison of Investment Objectives, Principal Investment Strategies and Principal Risks” on page 5 and 6, “Comparison of Investment Objectives, Strategies and Principal Risks of Investing in the Funds” on pages 8 through 14, “Fundamental Investment Restrictions” on pages 14 through 16 and “Risk Factors” on pages 16 through 28;

●	disclosure relating to Item 16(d) of Form N-1A can be found in the section titled “Comparison of Investment Objectives, Strategies and Principal Risks of Investing in the Funds” on page 10;

●	disclosure relating to Item 16(e) of Form N-1A can be found in the section titled “Portfolio Composition” on page 57;

●	disclosure relating to Item 16(f) of Form N-1A can be found in the section titled “Portfolio Composition” on page 57;

●	disclosure relating to Item 17(a) of Form N-1A can be found in the section titled “Officers” on pages 46 and 47;

●	disclosure relating to Item 17(b) of Form N-1A can be found in the section titled “Information About Management of the Funds” on pages 39 through 53;

●	disclosure relating to Item 17(c) of Form N-1A can be found in the section titled “Compensation” on page 43;

●	disclosure relating to Item 17(e) of Form N-1A can be found in the section titled “Code of Ethics” on page 49;

●	disclosure relating to Item 17(f) of Form N-1A can be found in the section titled “Proxy Voting Policies” on page 49;

●	disclosure relating to Item 18(a) and (b) of Form N-1A can be found in the section titled “Five Percent Beneficial Ownership” on page 77;

●	disclosure relating to Item 18(a) and (b) of Form N-1A can be found in the section titled “Security Ownership of Management” on pages 42 and 43;

●	disclosure relating to Item 19(a) of Form N-1A can be found in the sections titled “Investment Manager” on page 47, “Subadvisory Arrangements” on page 47 and “Advisory Fees” on page 49;

●	disclosure relating to Item 19(b) of Form N-1A is not applicable as the Fund does not currently sell any securities;

●	disclosure relating to Item 19(c) of Form N-1A can be found in the section titled “Investment Management Agreement and Sub-Advisory Agreement” on pages 48 and 49;

●	disclosure relating to Item 19(d) of Form N-1A can be found in the sections titled “Investment Management Agreement and Sub-Advisory Agreement” on pages 48 and 49 and “Service Providers” on page 80;

●	disclosure relating to Item 20 of Form N-1A can be found in the sections titled “Other Accounts Managed by Portfolio Managers” on page 50, “Portfolio Manager Compensation” on pages 50 and 51 and “Portfolio Manager Securities Ownership” on page 53;

●	disclosure relating to Item 21 of Form N-1A can be found in the sections titled “Potential Conflicts of Interest” on pages 52 and 53 and “Portfolio Transactions” on pages 59 and 60;

●	disclosure relating to Item 22 of Form N-1A can be found in the section titled “Comparison of Pricing, Purchase, Exchange and Sale of Fund Shares” on pages 28 through 32;

●	disclosure relating to Item 23 of Form N-1A can be found in the sections titled “Comparison of Pricing, Purchase, Exchange and Sale of Fund Shares” on pages 28 through 32 and “CRO Dividend Reinvestment Plan” on pages 62 and 63;

●	disclosure relating to Item 24 of Form N-1A can be found in the sections titled “Risks of Securities Linked to the Real Estate Industry” on pages 17 through 21 and “Taxation of CRO” on pages 64 and 65;

●	disclosure relating to Item 25 of Form N-1A is not applicable as the Fund does not currently sell any securities;

●	disclosure relating to Item 26 of Form N-1A is not applicable as the Fund is newly organized and has not yet commenced operations; and

●	disclosure relating to Item 27 of Form N-1A can be found in the section titled “Financial Statements and Other Incorporated Documents”.

8.	With respect to the reference to the Statement of Additional Information of the Fund on page ii, please confirm whether the Statement of Additional Information is on file, and if not, when will it be filed. As noted above, since the Fund has not filed an N-1A, the Fund may not incorporate any disclosure from an N-1A into the N-14, including the Statement of Additional Information.

In response to the Staff’s comment, the Fund respectfully notes that the Fund’s N-1A, which contains a Statement of Additional Information, was filed on December 21, 2015 but has not yet become effective. In addition, the Fund confirms that it has not incorporated by reference any information from the Fund’s N-1A, including its Statement of Additional Information.

9.	Please file a “form of” tax opinion (Exhibit 12) with Amendment No. 2.

In response to the Staff’s comment, the Fund confirms that it has filed a “form-of” tax opinion as Exhibit 12 to Amendment No. 2.

10.	In the discussion of the use of leverage in the section “Comparison of Investment Objectives, Principal Investment Strategies and Principal Risks” on page 5, please specify whether the Fund will assume the debt under RIT’s revolving credit agreement.

In response to the Staff’s comment, the Fund respectfully refers to the Fund’s response to Comment 2 above.

11.	With respect to the sentence “It is anticipated that the transition to CRO’s mandate will result in the sale of preferred shares” on page 6, please disclose what the tax consequences to RIT stockholders will be, if any.

In response to the Staff’s comment, the Fund respectfully refers to the Fund’s responses to Comment 4 above and Comment 22 below.

12.	In the Fee Table and Expense Table section on pages 6 and 7, please indicate whether the Fund will be required to pay back RIT’s borrowings.

In response to the Staff’s comment, the Fund has added the following footnote to the Fee Table:

“(4) As of December 31, 2015, RIT had $37 million outstanding under a revolving credit agreement with BNP Paribas. Prior to the completion of the Merger, RIT will terminate its credit facility with BNP Paribas. CRO has not entered into a credit agreement with any lender and does not anticipate using leverage for investment purposes, but may borrow money to meet redemptions.”

13.	In the example following the Fee Table and Expense Table on page 7, please confirm that the termination of the fee waiver term is reflected in the calculations.

In response to the Staff’s comment, the Fund confirms that the termination of the fee waiver is reflected in the calculations of the example.

14.	With respect to the sentence “It is anticipated that CRO could experience significant portfolio turnover as a result of repositioning of the portfolio after the Merger” on page 57, what are the anticipated tax consequences to stockholders of either RIT or the Fund as a result of the turnover?

In response to the Staff’s comment, the Fund respectfully refers to the Fund’s responses to Comment 4 above and Comment 22 below.

15.	In the section “Comparison of Investment Objectives, Strategies and Principal Risks of Investing in the Funds,” the Fund discloses that as part of CRO’s 80% policy it may invest in CLOs and CDOs. Please inform the Staff of how much CRO may invest in CLOs or CDOs.

In response to the Staff’s comment, the Fund respectfully submits that the Fund does not anticipate investing more than 5% of CRO’s net assets in CLOs and CDOs.

16.	In the section “Comparison of Investment Objectives, Strategies and Principal Risks of Investing in the Funds,” when defining “below investment grade” please include a reference that such securities are “junk”.

In response to the Staff’s comment, the Fund has revised the disclosure to include “junk” when first defining “below investment grade”.

17.	In the section “Comparison of Investment Objectives, Strategies and Principal Risks of Investing in the Funds,” please disclose that utilizing derivatives and short sales for investment purposes is speculative.

In response to the Staff’s comment, the Fund has revised the disclosure to note that utilizing derivatives and short sales for investment purposes is speculative.

18.	In the section “Comparison of Investment Objectives, Strategies and Principal Risks of Investing in the Funds”, please be more specific when noting that there is “essentially” no difference between the investment policies of RIT and CRO.

In response to the Staff’s comment, the Fund has revised the disclosure to replace “essentially no difference” with “substantively identical.”

19.	In the section “Comparison of Investment Objectives, Strategies and Principal Risks of Investing in the Funds,” with respect to the disclosures regarding the industries the funds can invest in, it appears that CRO can invest in a broader range of industries than RIT, but the disclosure notes “essentially no difference.” Please explain.

In response to the Staff’s comment, the Fund has replaced its disclosure on page 16 to state, “CRO may invest in industries that have substantial exposure to real estate, either via asset ownership or revenues.”

20.	With respect to the risk factor titled “Derivatives Risk” on page 23, please include disclosure that the use of derivatives is speculative. To the extent that the Fund has disclosure about the risk pertaining to the use of short sales, please also include disclosure about such transactions being speculative as well.

In response to the Staff’s comment, the Fund has revised the disclosure to note that the use of derivatives and short sales for investment purposes is speculative.

21.	Please confirm whether short selling is a principal investment strategy of the Fund? If so, please add to the principal strategies section.

In response to the Staff’s comment, the Fund confirms that short selling is not a principal investment strategy of the Fund.

22.

Please move up the section entitled “Portfolio Securities” in the Proxy Statement/Prospectus. In addition, please make the disclosure more prominent. Furthermore, to the extent that the section entitled “Summary” on page 5 does not include disclosure about the anticipated portfolio turnover as a result of the Merger, as well as consequences, please include such disclosure.

In response to the Staff’s comment, the Fund has revised the disclosure on page 8 to state, “It is estimated RIT will experience ~~high~~ portfolio turnover of approximately 48% as a result of repositioning of the portfolio, with most of the turnover occurring ~~after~~ prior to the Merger.” The section entitled “Portfolio Securities” in the Proxy Statement/Prospectus has also been moved up to page 8 under the section titled “Portfolio Turnover” and has been made more prominent with bold typeface.

23.	With respect to the section “Description of the Funds’ Capital Stock” on page 70, please explain why there is no requirement to have stockholders vote on the change of form from Maryland corporation to Maryland statutory trust, or on any material differences in the material terms of the organizational documents of the funds, in accordance with the “unbundling rule” of Rule 14a-4(a)(3) under the Securities Exchange of 1934, as amended (the “Exchange Act”), Rule 14a-4(b)(1) under the Exchange Act, and Exchange Act Release 31326, Section II.H (Dated October 16, 1992).

In response to the Staff’s comment, the Fund respectfully submits that RIT is not required to “unbundle” either the change of form from a Maryland corporation to a Maryland statutory trust or any material differences in the material terms of the organizational documents of the funds. Under Exchange Act Rule 14a-4(a)(3), a registrant’s proxy statement must “identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters...” Furthermore, Exchange Act Rule 14a-4(b)(1) provides that “means shall be provided in the form of proxy whereby the person solicited is afforded an opportunity to approve, disapprove or abstain with respect to each separate matter other than elections.” Pursuant to the Commission’s Compliance and Disclosure Interpretation dated January 24, 2014 regarding Exchange Rule 14-4(a)(3), multiple matters that are so “inextricably intertwined” as to effectively constitute a single matter do not need to be unbundled. As noted in the Fund’s response to Comment 1, the Merger is a separate and distinct corporate action from open-ending. However, the Merger will ultimately and inevitably result in the stockholders of RIT becoming shareholders of the Fund, an open-end investment company. The merger of closed-end RIT with and into the open-end Fund is simply the mechanism by which RIT transitions into an open-end investment company, and thus the Merger, the transition from a Maryland corporation to a Maryland statutory trust, as well as material differences in the material terms of the organizational documents associated with such transition are “inextricably intertwined.”

The Fund believes that RIT stockholders who vote in favor of the Merger are doing so to be part of an open-end fund. As noted in the section titled “Reasons for the Merger and Board Considerations – Board Considerations” on pages 34 and 35, the Board of RIT approved the Merger as a result of a Settlement Agreement with Bulldog Investors, LLC (“Bulldog”). Prior to the Settlement Agreement, Bulldog had initiated a proxy contest soliciting RIT stockholders to vote (i) in favor of a slate of three individuals nominated by affiliates of Bulldog as directors of RIT and (ii) in support of a floor proposal recommending that the Board of RIT consider authorizing a self-tender for RIT common stock. After careful consideration and extended negotiations with Bulldog, the Board approved the Settlement Agreement pursuant to which the Board of RIT announced its intention to pursue the conversion of RIT from a closed-end investment company to an open-end investment company and Bulldog agreed to certain standstill provisions. A closed-end fund is very different from an open-end fund. As a result, a transition of RIT into an open-end fund must include significant changes to its structure, operation and organizational documents, including changes to stockholder rights. As noted above, the changes that RIT stockholders will experience in their rights are “inextricably intertwined” with the conversion of RIT into an open-end fund via the Merger. In addition, while the Fund notes that RIT stockholders will have different rights as shareholders of an open-end fund, the Fund confirms that RIT stockholders will have the same rights as substantially all open-end funds in the Legg Mason open-end fund complex.

However, in response to the Staff’s comment and in light of the Commission’s Division of Investment Management Guidance Update No. 2014-02 (February 2014), the Fund has added a section titled “Differences Between Maryland Corporations and Maryland Statutory Trusts” on pages 37 and 38 and a cross-reference to such section in the “COMMON QUESTIONS ABOUT THE PROPOSED MERGER” section, which specifically discusses all changes with respect to (1) the amendment of voting rights from one vote per share to one vote per dollar of net asset value; (2) authorizing the Fund to involuntarily redeem small account balances; (3) authorizing the Fund to invest in other investment companies; (4) changing supermajority voting requirements; (5) authorizing the Board of Trustees to terminate the Fund or CRO or merge with another fund without a shareholder vote; and (6) authorizing the Board of Trustees to make future amendments to the charter without a shareholder vote.

Part C Comments

24.	Please explain why exhibit number 3 of Item 16 is not applicable.

In response to the Staff’s comment, the Fund respectfully notes that it has not entered into a voting trust agreement affecting more than 5 percent of any class of equity securities of the Fund and therefore is not required to file any document under this item.

25.	Please explain why exhibit number 5 of Item 16 is not applicable.

In response to the Staff’s comment, the Fund respectfully notes that it does not have any instruments defining the rights of holders of the securities being registered other than its Declaration of Trust and Bylaws, which are filed under Exhibit Nos. 1 and 2 under Item 16 of Amendment No. 1.

26.	Please explain why exhibit number 8 of Item 16 is not applicable.

In response to the Staff’s comment, the Fund respectfully notes that it has not entered into any bonus, profit sharing, pension or other similar contracts or arrangements wholly or partly for the benefit of directors or officers of Fund in their capacity as such and therefore is not required to file any document under this item.

Proxy Statement/Prospectus Accounting Comments

27.	Please note that the Fund’s Edgar submission of Form N-14 did not include series/class identifiers. Please confirm that the series/class identifiers will be included in future amendment filings of the Fund’s Form N-14.

In response to the Staff’s comment, the Fund confirms that Amendment No. 2 will be filed with series and class identifiers. The series and class identifiers were generated upon the filing of the Fund’s registration statement on Form N-1A on December 21, 2015.

28.	Regarding the question relating to who will pay for the Merger on page 3, please indicate how long it will take for the target fund shareholders to benefit from the lower expense ratio.

In response to the Staff’s comment, the Fund respectfully submits that it will take approximately 152 days for stockholders of RIT to benefit from the lower expense ratio.

29.	In the Fee Table and Expense Table section on pages 6 and 7, please include a subtotal line prior to the “Fee Waiver” line item per Instruction 3(e) to Item 3 of Form N-1A. In addition, please title the subtotal line titled “Total Annual Fund Operating Expenses” and the total line as “Total Annual Fund Operating Expenses After Fee Waiver”.

In response to the Staff’s comment, the Fund has revised the disclosure to include a subtotal line titled “Total Annual Fund Operating Expenses” and titled the total line “Total Annual Fund Operating Expenses After Fee Waiver”.

30.	In the Fee Table and Expense Table section on pages 6 and 7, please add “Pro Forma” to the column header for CRO.

In response to the Staff’s comment, the Fund has revised the disclosure to include “Pro Forma” in the column header for CRO.

31.	The Staff notes the following disclosure, “The Merger is not expected to affect the timing or usability of RIT’s capital loss carryforwards. The ability of CRO to use capital losses to offset gains (even in the absence of the Merger) depends on factors other than loss limitations, such as the future realization of capital gains or losses.” on page 37. Please have counsel confirm the disclosure.

In response to the Staff’s comment, the Fund and counsel confirm the disclosure.

32.	In the section entitled “Portfolio Securities”, please disclose the percentage of the target fund’s portfolio that will be disposed as a part of the repositioning.

In response to the Staff’s comment, the Fund has revised the disclosure on page 8 to state, “It is estimated RIT will experience ~~high~~ portfolio turnover of approximately 48% as a result of repositioning of the portfolio, with most of the turnover occurring ~~after~~ prior to the Merger.”

33.	Please confirm that RIT will be the surviving fund from an accounting standpoint.

In response to the Staff’s comment, the Fund respectfully confirms that RIT will be the surviving fund from an accounting standpoint.

Please note that we have included certain changed pages other than those in response to the Staff’s comments. In addition, in connection with the above-referenced filing, the Fund hereby acknowledges that:

1. The Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

2. Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

3. The Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Sarah Cogan (212-455-3575) or Rafael Vasquez (212-455-3566) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ SIMPSON THACHER & BARTLETT LLP